Spitz MN Inc
Statement of Revenues & Expenses
Income Tax Basis

	Jan - Dec 21
Ordinary Income/Expense	
Income	1,730,685.75
Cost of Goods Sold	
5010 · Groceries	292,562.32
5040 · Produce	78,817.29
5100 · Liquor purchases	108.11
5120 · Beer	37,947.68
6320 · Assistant managers	3,900.00
6430 · Bar	60,692.09
6460 · Runners	410.00
6510 · Cooks	202,351.33
Reported Tips	109,252.00
6610 · Employee Bonus	3,476.37
6810 · Payroll Tax expense	43,313.48
6820 · Workers Compensation Insurance	11,420.09
Total COGS	844,250.76
Gross Profit	886,434.99
Expense	
7331 · Monthly Doordash Deliveries	42,288.69
Amortization Expense	452.00
7100 · Advertising	17,684.66
7110 · Complimentary meals	-193.24
7120 · Administrative expense	805.67
7150 · Auto expense	4,348.90
7190 · Bank charges	285.50
7220 · Cash (shortage) overage	52.07
7240 · Checks and menus	806.86
7245 · Complimentaries	22,435.30
Education & Training	25.42
7280 · Entertainment	2,630.71
7300 · Depreciation	38,302.00
7310 · Credit card discounts	39,619.67
7320 · Dues and Subscriptions	4,418.29
7420 · Interest	12,268.49
7450 · Laundry	2,993.90
7470 · Legal and accounting	13,284.10
7480 · Licenses and permits	465.00
7490 · Payroll service costs	806.36
7500 · Office supplies	750.88
7510 · Outside services	16.95
7535 · Pest Control	541.82
7540 · Management expense	3,456.32
7560 · Rent	112,512.91
7570 · Restaurant supplies	61,698.17
7010 · Officer Compensation	109,161.11
7571 · Paper supplies	52,280.73
7573 · Bar supplies	256.60
7580 · Repairs and maintenance	24,506.06
7650 · Telephone	5,537.53
7660 · Travel	3,096.09
7670 · Utilities	25,467.95
7680 · Uniforms	990.33
Total Expense	604,053.80
Net Ordinary Income	282,381.19
Other Income/Expense	
Other Income	
4090 · Delivery Pass Thru Fees	14,795.00
8020 · Other income (expense)	15,000.00
8030 · Interest income	20.50

Spitz MN Inc
Statement of Revenues & Expenses
Income Tax Basis

	Jan - Dec 21
Total Other Income	29,815.50
Other Expense	
COVID 19 Expenses	383.50
9000 · Royalty Expense	94,535.81
Total Other Expense	94,919.31
Net Other Income	-65,103.81
Net Income	217,277.38

Spitz MN Inc
Statement of Assets, Liabilities & Owner's Equity
Income Tax Basis

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	244,225.63
Other Current Assets	
1101 · Accounts Receivable	13,896.08
1115 · Accounts Receivable, Grubhub	1,466.14
1170 · Food Inventory	11,586.00
Total Other Current Assets	26,948.22
Total Current Assets	271,173.85
Fixed Assets	
1530 · Fixed Assets	480,595.96
1699 · Accumulated Depreciation	-387,702.00
Total Fixed Assets	92,893.96
Other Assets	
Other Assets	6,785.64
1850 · Less amortization	-2,601.00
1860 · Security Deposit - 518 E. Henn	8,870.00
Total Other Assets	13,054.64
TOTAL ASSETS	377,122.45
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	12,113.81
Credit Cards	3,360.08
Other Current Liabilities	26,495.55
Total Current Liabilities	41,969.44
Long Term Liabilities	98,143.39
Total Liabilities	140,112.83
Equity	
PPP Loan Forgiven	209,295.00
3200 · Other Equity	10,000.00
Capital Stock	1,000.00
3000 · Retained earnings (deficits)	-71,941.94
3011 · Members Draw (1)	-128,620.82
Net Income	217,277.38
Total Equity	237,009.62
TOTAL LIABILITIES & EQUITY	377,122.45

Spitz MN Inc
Statement of Cash Flows
January through December 2021

	Jan - Dec 21
OPERATING ACTIVITIES	
Net Income	217,277.38
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Loan to Shareholder	81,335.70
1101 · Accounts Receivable:1106 · Ez-Cater	-1,362.09
1101 · Accounts Receivable:1104 · Uber Eats	-2,462.63
1101 · Accounts Receivable:1103 · DoorDash	-6,060.51
1101 · Accounts Receivable:1102 · Postmates	142.86
1115 · Accounts Receivable, Grubhub	-1,466.14
#6947 · USbank credit card	-9,985.60
2020 · Gift certificate payable	-920.52
2210 · SUI taxes payable	31.00
2230 · FICA taxes payable	21.70
2250 · FUTA taxes payable	0.01
2260 · Sales Tax Payable	6,116.91
Net cash provided by Operating Activities	282,668.07
INVESTING ACTIVITIES	
1530 · Fixed Assets:1520 · Bar and restaurant equipment	-15,747.66
1699 · Accumulated Depreciation	38,302.00
1850 · Less amortization	452.00
Net cash provided by Investing Activities	23,006.34
FINANCING ACTIVITIES	
2500 · Loans from Shareholders	-3,786.12
2510 · Sue Hartman Loan	-24,819.61
2520 · Spitz Corporate	-66,731.00
PPP Loan Forgiven	123,798.00
3011 · Members Draw (1)	-128,620.82
Net cash provided by Financing Activities	-100,159.55
Net cash increase for period	205,514.86
Cash at beginning of period	38,710.77
Cash at end of period	**244,225.63**